SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 19, 2007                                   Banco Latinoamericano de Exportaciones, S.A.

         By: /s/ Pedro Toll

         Name: Pedro Toll
         Title: Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Second Quarter Net Income of $27.0 million, or $0.74 per share

Financial Highlights

Second Quarter 2007 vs. First Quarter 2007:

•	Net Income grew 82% to $27.0 million, driving the Bank’s return on equity (“ROE”) to 18.0% p.a.
•	Operating income(1) increased 86% to $26.1 million, reflecting higher gains on the Bank’s treasury and asset management activities, which grew 460% to $18.2 million.
•	The average commercial portfolio grew 7% to $3.8 billion.
•	The Bank’s efficiency ratio improved from 35% to 28%.

Second Quarter 2007 vs. Second Quarter 2006:

•	Net income grew 202%.
•	Operating income increased 258%, driven by higher gains on the Bank’s treasury asset management activities, and increased net interest income.
•	The average loan portfolio increased 31%, the average commercial portfolio grew 18%.

Six Months of 2007 vs. Six Months of 2006:

•	Net Income amounted to $41.8 million, or $1.15 per share, an increase of 63%.
•
Operating income reached $40.2 million, an increase of 143%, driven primarily by higher gains on the Bank’s proprietary asset management activities, increased net interest income, and higher gains on securities available for sale.

(1) Operating income refers to net income, excluding reversals of provisions for credit losses, and recoveries (impairment) on assets.

Panama City, Republic of Panama, July 19, 2007 - Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the second quarter ended June 30, 2007.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$ million, except percentages and per share amounts)	6M06	6M07	2Q06	1Q07	2Q07
Net interest income	$26.5	$33.8	$14.9	$17.1	$16.7
Operating income	$16.5	$40.2	$7.3	$14.0	$26.1
Net income	$25.6	$41.8	$8.9	$14.8	$27.0

EPS (1)	$0.68	$1.15	$0.24	$0.41	$0.74
Return on average equity (“ROE”) p.a.	8.7%	14.2%	6.2%	10.2%	18.0%
Tier 1 capital ratio	28.9%	21.2%	28.9%	22.3%	21.2%
Net interest margin	1.75%	1.76%	1.87%	1.82%	1.70%

Book value per common share	$15.29	$16.68	$15.29	$16.24	$16.68
Market price per common share	$15.63	$18.80	$15.63	$16.64	$18.80
Market Capitalization	$571	$683	$571	$605	$683

Total assets	$3,532	$4,205	$3,532	$4,274	$4,205
Total stockholders’ equity	$559	$606	$559	$590	$606

(1) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the quarter's results:

 "The second quarter saw the efforts that we have been making along a number of fronts, bear fruit in a decisive manner.

Our Treasury Division had a banner quarter, as Bladex was able to make good on our views on both trends in the market and distortions in the risk reward relationship within the Region. Importantly, the Treasury Division in its upgraded form affords the Bank the tools needed to leverage our corporate skills beyond calls on credit risk to provide us with diversification in the form of market risk based revenue.

Our Commercial Division put forth its fifth consecutive quarter of operating revenue growth. Following the Bank’s strategic decision of last year, the Division has developed a growing corporate franchise that is providing fully 46% of the group's revenues. During the second quarter alone, its average credit balances increased a marked 7%, while the leasing activity is playing an increasingly important role in supporting our margins in the face of ample market liquidity. Significantly, growth took place across most of our markets, and as a result, portfolio diversification improved further. Brazilian exposure, which traditionally has represented around 45% of our commercial portfolio, is now 36%.

With efficiency levels improving further and credit quality at historically strong levels, year-to-date operating income, at $40.2 million, has already exceeded the $39.3 million operating income total of the full year 2006. Significantly, annualized ROE levels for the second quarter were 18.0%, an especially telling figure in light of our strong 21.2% Tier 1 capitalization.

On the institutional side of the business, the second quarter saw progress along several fronts as well. Among some other favorable developments, S&P upgraded the Bank’s outlook to "Positive", while Moody's upgraded our BFSR. In addition, our stock was added to the Russell 3000® Index, and we signed a cooperation agreement with China Development Bank.

For the balance of 2007, Bladex will continue working along the path determined by our 2010 strategic plan: a selective but consistent expansion of our client franchise, combined with a gradual and well-executed deployment of new services that leverage the Bank’s core competencies, and aligning our risk management methodology with Basel II standards.

Based on our results, with a well-honed team in place, and a generally favorable external environment, I am specially excited about the prospects for our company".

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through June 30, 2007, Bladex had disbursed accumulated credits of over $148 billion.

Bladex is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com. A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Mr. Carlos Yap, Chief Financial Officer
Tel. No. (507) 210-8563, e-mail: cyap@blx.com,
-or-
Investor Relations Firm
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on July 19, 2007, at 3:00 p.m., New York City time (Eastern Time). For those interested in participating, please dial (888) 335-5539 in the United States or, if outside the United States, (973) 582-2857. Participants should use conference ID# 8901020, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.blx.com.